FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2003

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN: FR0000120164; NYSE: GGY)

Third quarter 2003 results

11% increase of YTD revenues expressed in USD Third quarter:

–	Net loss of Euros 25.5 million including Euros 19.0 million of NRI

–	Good performance of Sercel

–	Renewed growth of backlog

Paris, November 13th 2003

Compagnie Générale de Géophysique (ISIN: FR0000120164; NYSE: GGY) published today its consolidated results for the third quarter of 2003. Revenue and earnings with the comparative amounts for the corresponding periods of fiscal year 2002 are as follows:

Consolidated Statement of Earnings

	Year to Date		Third Quarter

Million of Euros	2003	2002	2003	2002

Operating revenues	454.6	490.1	135.7	153.8
Operating profit (loss) before NRI	12.1	34.5	0.2	17.6
Non Recurring Items	(17.4)	0.0	(17.4)	0.0
Operating profit (loss) after NRI	(5.3)	34.5	(17.2)	17.6
Income (loss) from equity investments	5.8	3.8	0.9	2.6
Goodwill depreciation	(6.2)	(4.8)	(3.2)	(1.5)
Net interest expense	(15.8)	(22.8)	(3.6)	(8.5)
Exchange gains (losses)	5.4	5.6	(0.7)	0.9
Income taxes	(8.4)	(11.0)	(1.7)	(6.2)
Minority interest	0.0	(0.9)	0.0	(0.8)
Net income (loss)	(24.5)	4.4	(25.5)	4.1
Diluted earnings per share (Euros)	(2.07)	0.38	(2.15)	0.35

Revenues:

At Euros 135.7 million, revenues for the third quarter of 2003 decrease 12 % compared to the third quarter of 2002 and are stable in USD. At Euros 454.6 million, CGG total revenues at the end of September decrease 7% in Euros and increase 11% in USD compared to the first 9 months of 2002.

Total revenues for Geophysical Services for the third quarter 2003 are Euros 76.0 million, down 39% in Euros, (-31% in USD), compared to the third quarter 2002. At the end of September 2003, total revenues for Geophysical Services are Euros 316.7 million, down 11% in Euros and up 6% in USD compared to the same period last year.

The Land acquisition total revenues for the third quarter 2003 decreased 53% to Euros 20.6 million, (-47% in USD), compared to the third quarter 2002. 7 crews were in operation at the end of September. The Offshore revenues with Euros 26.3 million for the third quarter 2003 was down 48% in Euros and down 41% in USD, compared to the third quarter 2002. Multi-clients after sales were very low during this quarter. The net book value of the offshore seismic data library at the end of September is Euros 147 million.

The Processing-Reservoir revenues, with Euros 29.1 million for the third quarter 2003, decreased 4% in Euros and increased 9% in USD, compared to the third quarter 2002.

For the third quarter 2003, Sercel total sales were Euros 63.8 million, up 11 % in Euros and up 26% in USD, compared to the third quarter 2002. External sales for the third quarter 2003 were Euros 59.7 million, up 104% in Euros and up 131% in USD.

At the end of September 2003, Sercel total revenues were Euros 152.0 million, down 24% in Euros compared to the same period last year (-9% in USD). At the end of September 2003, Sercel external sales were Euros 137.9 million, up 3% in Euros and 26% in USD.

Operating Result before NRI:

For the third quarter 2003, the operating result before NRI is a Euros 0.2 million profit compared to Euros 17.6 million operating profit last year. This strong decrease in the operating result is exclusively attributable to the geophysical services and reflects the 2003 competitive environment of the geophysical services market, further aggravated by a strong $/€ exchange negative impact.

For the third quarter 2003, the operating result of the Geophysical Services before NRI is a loss of Euros 12.6 million compared to an operating profit of Euros 11.2 million for the third quarter 2002. The very low level of after sales and the very weak land acquisition market explain this poor operating performance.

For the third quarter 2003, the operating result of Sercel is a profit of Euros 13.8 million, representing 22% of revenues, compared to an operating result of Euros 10.8 million for the third quarter 2002. The increasing international demand in Land acquisition products supported this strong operational performance.

For the first nine months of 2003, the operating result before NRI is a profit of Euros 12.1 million, a significant decrease compared to the profit of Euros 34.5 million at the end of September 2002. This operating profit does not include a positive contribution of Euros 5.8 million from subsidiaries consolidated under the equity method, principally Argas, compared to a positive contribution of Euros 3.8 million at the end of September 2002.

Segment information

	Year to Date		Third Quarter

Million of Euros	2003	2002	2003	2002

Operating revenues
Services	317.7	357.3	76.5	124.6
Products	152.0	200.5	63.8	57.3
Elimination	(15.1)	(67.7)	(4.6)	(28.1)
Total	454.6	490.1	135.7	153.8
Operating profit (loss)
Services before NRI	(13.7)	13.1	(12.6)	11.2
Services after NRI	(32.1)	13.1	(31.0)	11.2
Products	30.4	36.1	13.8	10.8
Corporate	(8.0)	(8.5)	(2.7)	(3.1)
Elimination	4.4	(6.2)	2.7	(1.3)
Total after NRI	(5.3)	34.5	(17.2)	17.6

Land acquisition restructuring / NRI:

The land acquisition restructuring program should be completed by late 2003 / early 2004. This plan anticipates a redundancy of overall 270 personnel as well as the closure of a number of international representation offices, corresponding to approximately Euros 30 million of fixed costs savings on a yearly basis, with full effect in the second half of 2004. A Euros 19 million provision has been booked in the Q3 accounts as Non Recurring Item (NRI), split Euros 10.2 million for provisions and risks and Euros 8.8 million for depreciation of assets, of which Euros 1.6 million have been booked as goodwill depreciation

Adjusted EBITDA:

The adjusted EBITDA for the third quarter 2003 is Euros 22.3 million, 16% of the revenues reflecting in particular the low level of multi-clients sales. The adjusted EBITDA at the end of September is Euros 122.7 million, 27% of the revenues.

Summary of cash-flows

	Year to Date		Third Quarter

Million of Euros	2003	2002	2003	2002

Cash flow from operations	135.8	132.5	17.7	58.5
Capital expenditures	(26.1)	(113.4)	(7.6)	(46.2)
Investment in library	(92.0)	(99.2)	(25.3)	(38.8)

Adjusted EBITDA	122.7	147.0	22.3	52.1

Net Result:

The net group consolidated result after NRI, for the third quarter is a Euros 25.5 million loss, compared to the Euros 4.1 million profit of the third quarter 2002. At the end of September, the net group consolidated result after NRI is a loss of Euros 24.5 million compared to a profit of Euros 4.4 million at the end of September 2002.

Equity and net debt

Million of Euros	YTD 2003	End of 2002

Shareholders’ equity	395.8	437.5
Net Debt	152.6	201.7
Gearing ratio	38.5%	46.1%

Equity stake in PGS:

Further to the approval by a US Court on October 21st 2003 of the PGS financial restructuring program, CGG will own, 868 000 shares, i.e, 4.35 % of PGS capital for a cumulated total investment of approximately USD 19.0 million.

Backlog:

The backlog as of November 1st 2003 stands at USD 305 million, an increase of 33% compared to the USD 230 millions at September 1st. This increase comes in particular from Sercel with a USD 118 million high record backlog, and from the offshore acquisition contract order book.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

A press release and a full report including financial tables will be available on our website http://www.cgg.com/ at 8 a.m. on this date.

•	A French language conference call is scheduled at 3 p.m. (Paris time). To take part in the French language conference, simply dial ten to fifteen minutes prior to the scheduled start time.

French call-in number UK call-in number	+33 1 70 99 32 12 +44 20 71 62 01 25

Replay number 44 208 288 44 59 (access code 29 33 62) required from France only).

You will be asked for the name of the conference “CGG Q3 2003 Results”.

•	An English language conference call is scheduled at 4 p.m. (Paris time) – 9:00 am (US CT) – 10.00 am (US ET)
To take part in the English language conference, simply dial five to ten minutes prior to the scheduled start time.

International call in	1 719 457 2679
US call in	(800) 500 0177
Replay Number	1 719 457 0820 / 888 203 1112

You will be asked for the name of the conference “CGG Q3 2003 Results”

Copies of the presentation for this conference will be posted on the company web site and can be downloaded.

Both calls (in English and in French) will be broadcast live on CGG’s website and replays will be available for 7 days thereafter.

Contacts:	Christophe PETTENATI-AUZIER	(33) 1 64 47 36 75
	Christophe BARNINI	(33) 1 64 47 38 10

Email: invrel@cgg.com		Internet: www.cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Léon Migaux
91341 – Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: November 13th 2003	By Senior Executive Vice President, Strategy, Control & corporate planning /Christophe PETTENATI AUZIERE /